DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Edward H. Batts edward.batts@dlapiper.com T 650.833.2073 F 650.687.1106

June 13, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Mark P. Shuman

Branch Chief, Legal

Re:                             Velti plc
Registration Statement of Form F-3
Filed on May 31, 2012
File No. 333-181814

Dear Mr. Shuman:

This letter is submitted on behalf of Velti plc (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form F-3 (filed May 31, 2012, Registration No. 333-181814) (the “Registration Statement”), as set forth in your letter to Ms. Sally Rau dated June 11, 2012.  We are filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated June 11, 2012 has been reproduced herein (in italics), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the pages of Amendment No. 1 that have been revised in response to the comment.

Incorporation of Certain Information by Reference, page 34

1. Please incorporate by reference the Form 6-K filed on June 1, 2012 or tell us why this is not required. Refer to Item 8.A.5 of Form 20-F. Also, revise this section to incorporate by reference the description of your ordinary shares contained in the registration statement on Form 8-A filed on January 13, 2011 and the Form 8-A/A filed January 18, 2011 or advise. Refer to Item 6(a) of Form F-

The Form 6-K filed on June 1, 2012 was filed after the Registration Statement; Amendment No. 1 therefore now includes the Form 6-K as incorporated by reference into the Registration Statement, as well as incorporating by reference to the Form 8-A and Form 8A/A.  Please refer to page 34 of Amendment No. 1.

Signatures, page II-4

2. Please revise to include the signature of your authorized representative in the United States. Refer to Instruction 1 to Signatures of the Form F-3.

Please refer to page II-5 of Amendment No. 1.

Exhibit 5.1

3. We note the statements in paragraph 6(a) of the opinion that it is addressed to the Company and that it may not be transmitted or disclosed to, or used or relied upon by, any other person for any other purpose without counsel’s prior written consent. Please obtain and file a revised opinion that does not include any implication that the opinion may not be transmitted or disclosed to investors or that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

Please refer to Exhibit 5.1 of Amendment No. 1.

* * * * *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact the undersigned at (650) 833-2073 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

DLA Piper LLP (US)

/s/ Edward H. Batts

Edward H. Batts
Partner

cc:                                Sally J. Rau ( Velti plc)

Wilson W. Cheung (Velti plc)